Exhibit 99.B(h)(1)(i)

AMENDED SCHEDULE A

with respect to the

ADMINISTRATION AGREEMENT

between

ING SERIES FUND, INC.

and

ING FUNDS SERVICES, LLC

Series	Administrative Services Fee
(as a percentage of managed assets)

Brokerage Cash Reserves	0.08%

ING Alternative Beta Fund	0.10%

ING Balanced Fund	0.08%

ING Corporate Leaders 100 Fund	0.10%

ING Global Target Payment Fund	0.10%

ING Growth and Income Fund	0.08%

ING Index Plus LargeCap Fund	0.08%

ING Index Plus MidCap Fund	0.08%

ING Index Plus SmallCap Fund	0.08%

ING Small Company Fund	0.08%

ING Strategic Allocation Conservative Fund	0.08%

ING Strategic Allocation Growth Fund	0.08%

ING Strategic Allocation Moderate Fund	0.08%

ING Tactical Asset Allocation Fund	0.10%

ING U.S. Government Money Market Fund	0.10%